SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 13th, 2017

DATE, TIME AND PLACE: December 13th, 2017, at 11.00 a.m., at TIM Participações S.A.’s head offices, in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, with the presence of Alberto Emmanuel Carvalho Whitaker, Enrico Barsotti, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Mario Cesar Pereira de Araujo and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Section 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary. Justified absences of Messrs. Enrico Zampone, Mario Di Mauro Nicoletta Montella and Sabrina Valenza.

BOARD: Mr. Mario Cesar Pereira de Araujo – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To acknowledge on the activities carried out by the Compensation Committee; (4) To resolve on the Proposal of the Long Term Bonus Program of the Company; (5) To resolve on the Annual Work Plan of the Internal Audit for 2018; (6) To resolve on the Annual Work Plan of the Board of Directors for 2018; (7) To resolve on the supply of goods and/or services agreements to be entered between, on one side, the subsidiaries of the Company, TIM Celular S.A. and/or TIM S.A., and, on the other side, Telecom Italia Sparkle S.p.A, Telecom Italia S.p.A and Italtel Brasil Ltda.; (8) To resolve on the CAE’s budget for the calendar-year of 2018; and (9) To acknowledge on the Projects of Instituto TIM and to resolve on the donations.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”), on its meetings held on December 11th and 12th, 2017, as per Mr. Alberto Emmanuel Carvalho Whitaker’s report, Coordinator of the CAE.

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”), on its meeting held on December 12th, 2017, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(3)  Acknowledged  on  the  activities  carried  out  by  the  Compensation  Committee  (“CR”)  on  its meeting held on December 13th, 2017, as per Mr. Mario Cesar Pereira de Araujo’s report, Chairman of the CR.

(4)  Approved the proposal of the Long Term Bonus Program of the Company, based upon the favorable opinion of the CR, on its meeting held on December 13th, 2017, and according to the material  presented  by  Mr.  Giovane  Costa,  Human  Resources  Director,  which  is  filed  at  the Company’s head offices.

(5) Approved the Work Plan of the Internal Audit for the first quarter of 2018, based upon the favorable opinion of the CAE registered on its meeting held on December 12th, 2017, and according to the material presented by Mr. Alberto Ragazzini, Internal Audit Director, which is filed at the Company’s head offices. The Work Plan of the Internal Audit including all the activities planned for the year of 2018 will be submitted for the approval of the Board opportunely.

(6) Approved the Work Plan of the Board of Directors for the year of 2018.

(7) Based upon the CAE’s favorable opinion, registered on its meeting held on December 12th, 2017, and according to the material presented which is filed at the Company’s head offices,  approved: (i) the supply of services agreement between TCEL and Telecom Italia Sparkle S.p.A.; (ii) the supply of services  agreement  between  TCEL  and  Telecom  Italia  S.p.A.;  and  (iii)  the  supply  of  goods  and services agreement between TCEL and Italtel Brasil Ltda.

(8) As provided by CVM Instruction nº 509/2011 and the Internal Rules of the CAE, approved the budget allocation of the Statutory Audit Committee of the Company for the calendar-year of 2018, to address the ordinary expenses of the Committee, according to the material presented which is filed at the Company’s head offices.

(9) Acknowledged on the activities performed by the Instituto TIM up to end of the year 2017 and the projects planned for the year of 2018, and  approved the allocation of financial resources from the subsidiaries of the Company, TCEL and/or TIM S.A., authorizing, among others, the donations proposed, all according to the material presented which is filed at the Company’s head offices.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as  summary,  read,  approved  and  signed  by  all  attendees  Board  Members:  Alberto  Emmanuel Carvalho  Whitaker,  Enrico  Barsotti,  Herculano  Aníbal  Alves,  Manoel  Horacio  Francisco  da  Silva, Mario Cesar Pereira de Araujo and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), December 13th, 2017.

JAQUES HORN

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 13, 2017	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.